UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FREYR Battery
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

L4135L100
(CUSIP Number)
Stig André Tanum Chairman Teknovekst Invest AS Solbergveien 51, 3232 Sandefjord, Norway +47 909 94 592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13, 2023
(Date of Event which Requires Filing of this Statement)

With Copy to:

Danny Tricot, Esq.

Denis Klimentchenko, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London EC2N 4BQ

United Kingdom

+44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. L4135L100

1.	Names of Reporting Persons. Teknovekst Invest AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,980,446 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 6,980,446 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,980,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. Vanir Invest Holding AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power(2) 6,980,446 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power(2) 6,980,446 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,980,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. Teknovekst AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power(2) 6,980,446 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power(2) 6,980,446 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,980,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. Tore Ivar Slettemoen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power(3) 6,980,446 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power(3) 6,980,446 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,980,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

(1)	The calculation of percent ownership is based on 139,705,234 shares outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2023. The percent ownership is 4.997%, rounded to the nearest 0.001%.

(2)	Solely in its capacity as a shareholder of Teknovekst Invest AS.

(3)	Solely in his capacity as the sole shareholder of each of Teknovekst AS and Vanir Invest Holding AS, and in his capacity as a shareholder of Teknovekst Invest AS.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) supplements and amends the Schedule 13D filed on July 21, 2021 (the “Statement” or “Schedule 13D”), by Teknovekst Invest AS, Vanir Invest Holding AS, Teknovekst Ltd. and Tore Ivar Slettemoen, relating to the ordinary shares (the “Ordinary Shares”), of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”). The address of the principal executive office of the Issuer is 22-24, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and its telephone number is 00 352 46 61 11 3721. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a)-(c) and (f)

This Amendment is being filed jointly by:

(i)	Teknovekst Invest AS, a private limited liability company incorporated under the laws of Norway (“Teknovekst Invest”), whose principal business is to invest in securities;

(ii)	Vanir Invest Holding AS, a private limited liability company incorporated under the laws of Norway (“Vanir Invest”), whose principal business is to invest in securities;

(iii)	Teknovekst AS, a company incorporated under the laws of Norway, whose principal business is to invest in securities; and

(iv)	Tore Ivar Slettemoen, a Norwegian citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Amendment No. 1. Accordingly, the Reporting Persons are hereby filing a joint Amendment to the Schedule 13D.

Set forth in Annex A to this Amendment is a listing of the directors and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a Norwegian citizen.

The principal business address of each of Teknovekst Invest, Vanir Invest and Teknovekst AS is Solbergveien 51, 3232 Sandefjord, Norway.

(d)-(e)

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Teknovekst Invest and its affiliates engaged in an internal reorganization in 2021, whereby, among other things, Mr. Slettemoen transferred his holding of shares in Teknovekst Ltd. into Teknovekst AS, and Teknovekst Ltd. was dissolved. Following the internal reorganization, Teknovekst AS owns 99.9% of the interest in Teknovekst Invest, and Mr. Slettemoen and Vanir Invest hold the remainder of the interests. No external funds were used in connection with the internal reorganization.

The information set forth in Items 4 and 6 of the Schedule 13D and Amendment No. 1 are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following as a new paragraph immediately after the fifth paragraph thereof:

On April 13, 2023, Teknovekst Invest AS sold an aggregate of 250,000 Ordinary Shares in open market transactions. After giving effect to the sales described herein, as of April 13, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

The information set forth on the cover pages and in Item 3 of this Amendment No. 1 are incorporated to this Item 5(a)-(b) by reference.

Ownership percentages set forth in this Amendment No. 1 are based on 139,705,234 Ordinary Shares issued and outstanding, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2023.

Teknovekst Invest directly holds 6,980,446 Ordinary Shares, representing approximately 5.0% of the issued and outstanding Ordinary Shares when rounded to the nearest 0.1% (and 4.997% when rounded to the nearest 0.001%), and has the sole power to vote and dispose of such Ordinary Shares.

Teknovekst AS, by virtue of its ownership of 99.9% of the interest in Teknovekst Invest, has the ability to direct the management of the business of Teknovekst Invest, including the power to direct the decisions of Teknovekst Invest regarding the voting and disposition of securities held by them. Therefore, Teknovekst AS may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst Invest.

Vanir Invest, in its capacity as a shareholder of Teknovekst Invest, has the ability to influence the management of the business of Teknovekst Invest, including the power to influence the decisions of Teknovekst Invest regarding the voting and disposition of securities held by them. Therefore, Vanir Invest may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst Invest.

Mr. Slettemoen is the sole owner of Teknovekst AS and Vanir Invest and a shareholder of Teknovekst Invest, and directly or indirectly holds all of the ownership of the entities mentioned above. Therefore, Mr. Slettemoen may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst AS, Vanir Invest and Teknovekst Invest.

(c)

On April 13, 2023, Teknovekst Invest sold an aggregate of 250,000 Ordinary Shares in open market transactions for a price of $8.37 per share.

The information set forth in Items 4 and 6 of the Statement and this Amendment No. 1 are incorporated to this Item 5(c) by reference.

Except for the transactions described in this Amendment No. 1, including those described in Item 3 above, there have been no transactions in Ordinary Shares that were effected during the past sixty days by the Reporting Persons. To the knowledge of the Reporting Persons, no Covered Person has effected any transaction in Ordinary Shares in the past sixty days.

(d)

Not applicable.

(e)

After giving effect to the sales described herein, as of April 13, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment represents a final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement by and among Teknovekst AS, Vanir Invest Holding AS, Teknovekst Invest AS and Tore Ivar Slettemoen, dated April 19, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2023

Teknovekst AS

/s/	Tore Ivar Slettemoen
By:	Tore Ivar Slettemoen
Its:	Chairman

/s/	Stig André Tanum
By:	Stig André Tanum
Its:	Director

Vanir Invest Holding AS

/s/	Stig André Tanum
By:	Stig André Tanum
Its:	Director

Teknovekst Invest AS

/s/	Stig André Tanum
By:	Stig André Tanum
Its:	Chairman

Tore Ivar Slettemoen

/s/	Tore Ivar Slettemoen

Annex A

Teknovekst Invest AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Invest AS are listed below.

Name	Principal Occupation / Business Address

Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway

Vanir Invest Holding AS

The name and principal occupation of each of the directors and executive officers of Vanir Invest Holding AS are listed below.

Name	Principal Occupation / Business Address
Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway

Teknovekst AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Ltd. are listed below.

Name	Principal Occupation / Business Address
Tore Ivar Slettemoen	Chairman of Teknovekst AS, Unter Alstadt 12, Zug, 6300 Zug, Switzerland

Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway